Filed Pursuant to Rule 424(b)(3)

Registration No. 333-236235

RITTER PHARMACEUTICALS, INC.

1880 CENTURY PARK EAST, SUITE 1000

LOS ANGELES, CA 90067

(310) 203-1000

May 14, 2020

To the Stockholders of Ritter Pharmaceuticals, Inc.:

Attached is a supplement to the joint proxy and consent solicitation statement/prospectus dated April 9, 2020 that was first mailed to the stockholders of Ritter Pharmaceuticals, Inc. (“Ritter”), on or about April 9, 2020. The joint proxy and consent solicitation statement/prospectus relates to the special meeting of stockholders of Ritter to be held on May 14, 2020 (the “Ritter Special Meeting”), at which stockholders will be asked to approve certain matters related to Ritter’s proposed merger with Qualigen, Inc. (“Qualigen”), pursuant to which a wholly-owned subsidiary of Ritter (the “Merger Sub”) will merge with and into Qualigen, with Qualigen surviving as a wholly-owned subsidiary of Ritter (the “merger”).

The accompanying supplement contains certain clarifications and additions to the disclosures included in the joint proxy and consent solicitation statement/prospectus (the “Revised Disclosure”), including certain clarifications regarding Proposal No. 2 (the Ritter Reverse Stock Split proposal). The supplement also provides a general update with respect to Ritter’s continued listing on The Nasdaq Capital Market.

The Revised Disclosure does not modify the terms of the merger or the proposals to be voted on at the Ritter Special Meeting, and Ritter’s board of directors continues to recommend that stockholders vote “FOR” each of the proposals contained in the joint proxy and consent solicitation statement/prospectus. We urge you to carefully read the accompanying supplement together with the joint proxy and consent solicitation statement/prospectus, including the section entitled “Risk Factors” beginning on page 29 of the joint proxy and consent solicitation statement/prospectus.

If you would like additional copies, without charge, of the accompanying supplement or the joint proxy and consent solicitation statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact Ritter’s proxy solicitor:

 1290 Avenue of the Americas, 9th Floor

New York, New York 10104

(866) 357-4029 (Toll Free)

You do not have to take any action if you have previously voted your shares on the Ritter Special Meeting proposals and do not wish to change your vote. If you have already voted or given your proxy and wish to change your vote, you should follow the procedures described under the heading “Update to Questions and Answers About the Merger and the Ritter’s Special Meeting” in the accompanying supplement. If you have not already voted, we urge you to vote, even if you plan to attend the Ritter Special Meeting.

Sincerely,

Andrew J. Ritter

President and Chief Executive Officer

Los Angeles, California

May 14, 2020

Neither the Securities and Exchange Commission nor any state securities commission has passed upon the adequacy or accuracy of the accompanying supplement or the adequacy or accuracy of the joint proxy and consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

RITTER PHARMACEUTICALS, INC.

1880 CENTURY PARK EAST, SUITE 1000

LOS ANGELES, CA 90067

(310) 203-1000

SUPPLEMENT DATED MAY 14, 2020 TO

JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS

DATED APRIL 9, 2020

This supplement supplements the information contained in the joint proxy and consent solicitation statement/prospectus dated April 9, 2020 that was delivered to the stockholders of Ritter Pharmaceuticals, Inc. (“Ritter”) who are eligible to vote at the special meeting of stockholders of Ritter to be held on May 14, 2020 (the “Ritter Special Meeting”). At the Ritter Special Meeting, stockholders will be asked to approve certain matters related to Ritter’s proposed merger with Qualigen, Inc. (“Qualigen”), pursuant to which a wholly-owned subsidiary of Ritter (the “Merger Sub”) will merge with and into Qualigen, with Qualigen surviving as a wholly-owned subsidiary of Ritter (the “merger”).

This supplement contains certain clarifications and additions to the disclosures in the Notice of Special Meeting of Stockholders and the sections of the joint proxy and consent solicitation statement/prospectus entitled, “Questions and Answers About the Merger,” “The Special Meeting of Ritter Stockholders—Voting and Revocation of Proxies,” “The Special Meeting of Ritter Stockholders—Required Vote,” and “Proposal No. 2: Approval of an Amendment to the Ritter Certificate of Incorporation to effect the Reverse Stock Split” (the “Revised Disclosure”). This supplement also contains a general update with respect to Ritter’s continued listing on The Nasdaq Capital Market.

Stockholders are advised that if Proposal 2 is approved and Proposal Nos. 1, 3 and/or 4 are not approved and the merger is not effected, the Ritter board of directors may still choose to implement the Ritter Reverse Stock Split in order to maintain Ritter’s listing on The Nasdaq Capital Market.

The Revised Disclosure does not modify the terms of the merger or the proposals to be voted on at the Ritter Special Meeting, and Ritter’s board of directors continues to recommend that stockholders vote “FOR” each of the proposals contained in the joint proxy and consent solicitation statement/prospectus.

We urge stockholders to read this supplement carefully together with the joint proxy and consent solicitation statement/prospectus.

This supplement, which forms part of a registration statement on Form S-4 filed by Ritter with the Securities and Exchange Commission, constitutes a supplement to the prospectus of Ritter for purposes of the Securities Act of 1933, as amended, with respect to the Ritter common stock, par value $0.001 per share (the “Ritter Common Stock”), and Ritter Series Alpha preferred stock, par value $0.001 per share (the “Ritter Series Alpha Preferred Stock”), to be issued in connection with the merger. This supplement also constitutes a supplement to the joint proxy and consent solicitation statement/prospectus of Ritter for purposes of the Securities Exchange Act of 1934, as amended. You should not assume that the information contained in this document is accurate as of any date other than May 14, 2020, the date of this supplement. The issuance by Ritter of Ritter Common Stock and Ritter Series Alpha Preferred Stock in connection with the merger will not create any implication to the contrary.

To the extent the information in this supplement differs from or updates the information contained in the joint proxy and consent solicitation statement/prospectus, the information in this supplement governs. Unless otherwise indicated or the context requires otherwise, all defined terms used herein but not defined herein shall have the meanings given to such terms in the joint proxy and consent solicitation statement/prospectus.

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REVISED DISCLOSURE

Revisions to the Notice of Special Meeting of Stockholders

Ritter is amending the fifth and sixth paragraphs of the Notice of Special Meeting of Stockholders included in the joint proxy and consent solicitation statement/prospectus as follow(deleted text struck through; added text underlined):

Votes will be counted by the inspector of election appointed for the Ritter special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total and will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4 and 5. Broker non-votes will have ~~the same effect as “AGAINST” votes for Proposal No. 2, but will have~~ no effect on ~~Proposal Nos. 1, 3, 4 and 5~~any of the proposals.

~~Each~~The merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4 ~~are conditioned upon each other~~. ~~Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4~~However, if Proposal 2 is approved and Proposal Nos. 1, 3 and/or 4 are not approved and the merger is not effected, the Ritter board of directors may still choose to implement the Ritter Reverse Stock Split in order to maintain its listing on The Nasdaq Capital Market.

Revisions to the section titled “Questions and Answers About the Merger”

Ritter is amending the follow questions and answers included in the joint proxy and consent solicitation statement/prospectus under the section titled “Questions and Answers About the Merger” beginning on page 5 of the joint proxy and consent solicitation statement/prospectus as follows (deleted text struck through; added text underlined):

Q:	What stockholder votes are required to approve the proposals required in connection with the merger at the Ritter special meeting?

A:

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Ritter common stock entitled to vote at the Ritter special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal Nos. 1, 4 and 5 require the affirmative vote of a majority of the votes cast by the shares of Ritter common stock present in person or represented by proxy at the Ritter special meeting. Approval of Proposal Nos. 2 and 3 require the affirmative vote of the holders of a majority of the shares of Ritter common stock outstanding at the close of business on March 26, 2020 (the “Ritter Record Date”) for the Ritter special meeting.

Votes will be counted by the inspector of election appointed for the Ritter special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total and will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4 and 5. Broker non-votes will have ~~the same effect as “AGAINST” votes for Proposal No. 2, but will have~~ no effect on ~~Proposal Nos. 1, 3, 4 and 5~~any of the proposals.

~~Each~~The merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4~~is conditioned upon each other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4~~. However, If Proposal No. 2 is approved and Proposal Nos. 1, 3 and/or 4 are not approved and the merger is not effected, the Ritter board of directors may still choose to implement the Ritter Reverse Stock Split in order to maintain its listing on The Nasdaq Capital Market.

Q:	What are “broker non-votes”?

A:	A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote for one or more of the proposals because the broker has not received instructions from the beneficial owner on how to vote on such proposals and does not have discretionary authority to vote in the absence of instructions. Brokers have discretionary authority to vote on matters that are deemed “routine,” but brokers do not have discretionary authority to vote on matters that are deemed “non-routine”.

Brokers are expected to have discretionary authority to vote on Proposal Nos. 2, 3 and 5. Brokers are not expected to have discretionary authority to vote on Proposal Nos. 1~~, 2~~ and 4. This means that banks, brokers and other financial intermediaries may not vote on Proposal Nos. 1~~, 2~~ and 4 in their discretion on behalf of clients (the beneficial owners) who have not furnished voting instructions at least 10 days before the date of the Ritter special meeting, provided the proxy materials have been distributed at least 15 days before the date of the Ritter special meeting. To ensure your vote is counted at the Ritter special meeting, you should instruct your broker to vote your shares, following the procedures provided by the institution that holds your shares.

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Q:	What happens if I do not return a Ritter proxy card or otherwise provide proxy instructions, as applicable?

A:	If you are a Ritter Stockholder of record, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting “AGAINST” Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, ~~3,~~ 4 and 5. If you hold your shares in street name see “If my Ritter shares are held in “street name” by my broker, will my broker vote my shares for me?” below.

Q:	If my Ritter shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Unless your broker has discretionary authority to vote on the matter, your broker will not be able to vote your shares of Ritter common stock without instructions from you. It is expected that brokers will have discretionary authority to vote on Proposal Nos. 2, 3 and 5. Brokers will not have discretionary authority to vote on Proposal Nos. 1~~, 2~~ or 4. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker

Revisions to the section titled “The Special Meeting of Ritter Stockholders—Voting and Revocation of Proxies”

Ritter is amending the third full paragraph on page 91 of the joint proxy and consent solicitation statement/prospectus in the section titled “The Special Meeting of Ritter Stockholders—Voting and Revocation of Proxies” as follows (deleted text struck through; added text underlined):

If your shares of Ritter common stock are held by your broker, bank or other nominee, that is, in “street name,” you will receive a voting instruction card from the institution that holds your shares. Please follow the instructions included on that voting instruction card regarding how to instruct your broker, bank or other nominee to vote your shares of Ritter common stock. If you are a beneficial owner you may not vote your shares at the Ritter special meeting unless you obtain a legal proxy from your broker, bank or other nominee. If you do not give instructions to your broker, bank or other nominee, your broker can vote your shares of Ritter common stock only with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under certain rules applicable to brokers and on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, your shares of Ritter common stock will be treated as broker non-votes. It is expected that brokers will have discretionary authority to vote on Proposal Nos. 2, 3 and 5. Brokers will not have discretionary authority to vote on Proposal Nos. 1~~, 2~~ or 4. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by the institution that holds your shares.

Revisions to the section titled “The Special Meeting of Ritter Stockholders—Required Vote”

Ritter is amending the second and third paragraphs of the section of the joint proxy and consent solicitation statement/prospectus titled “The Special Meeting of Ritter Stockholders—Required Vote” found on page 92 of the joint proxy and consent solicitation statement/prospectus as follows (deleted text struck through; added text underlined):

Required Vote

Votes will be counted by the inspector of election appointed for the Ritter special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total and will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3, but will have no effect on Proposal Nos. 1, 4 and 5. Broker non-votes will have ~~the same effect as “AGAINST” votes for Proposal No. 2, but will have~~ no effect on ~~Proposal Nos. 1, 3, 4 and 5~~any of the proposals.

~~Each~~The merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4 ~~are conditioned upon each other~~. ~~Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4~~However, if Proposal No. 2 is approved and Proposal Nos. 1, 3 and/or 4 are not approved and the merger is not effected, the Ritter board of directors may still choose to implement the Ritter Reverse Stock Split in order to maintain its listing on The Nasdaq Capital Market.

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Revisions to the section titled “Proposal No. 2: Approval of an Amendment to the Ritter Certificate of Incorporation to effect the Reverse Stock Split”

Ritter is amending the following subsections of the joint proxy and consent solicitation statement/prospectus under the section titled “Proposal No. 2: Approval of an Amendment to the Ritter Certificate of Incorporation to effect the Reverse Stock Split” on page 136 of the joint proxy and consent solicitation statement/prospectus as follows (added text underlined):

Purpose

The Ritter Board approved the proposal to amend the Ritter Certificate of Incorporation to effect the Reverse Stock Split for the following reasons:

●	the Ritter Board believes that effecting the Reverse Stock Split may be an effective means of avoiding a delisting of Ritter common stock from Nasdaq;

●	the Ritter Reverse Stock Split is required in order to make sufficient shares of Ritter common stock available for issuance to Qualigen stockholders pursuant to the Merger Agreement;

●	the Ritter Board believes a higher stock price may help generate investor interest in Ritter and help Ritter attract and retain employees; and

●	If the Reverse Stock Split successfully increases the per share price of Ritter common stock, the Ritter Board believes this increase may increase trading volume in Ritter common stock and facilitate future financings by Ritter.

If Proposal 2 is approved and Proposal Nos. 1, 3 and/or 4 are not approved and the merger is not effected, the Ritter board of directors may still choose to implement the Ritter Reverse Stock Split in order to maintain its listing on The Nasdaq Capital Market.

Nasdaq Requirements for Listing on Nasdaq

Ritter common stock is quoted on the Nasdaq Capital Market under the symbol “RTTR.” Ritter will file an initial listing application with Nasdaq to seek listing on the Nasdaq Capital Market upon the Closing.

According to Nasdaq Listing Rule 5110, an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Ritter to have, among other things, a $4.00 per share minimum bid price upon the Closing. As of April 8, 2020, the closing price of Ritter common stock was $0.27. Effecting the Reverse Stock Split is a condition to the Closing.

To the extent the merger is not completed, the principal reason for the Ritter Reverse Stock Split will be the continued listing on The Nasdaq Capital Market by increasing the per share trading price of Ritter common stock in order to help ensure a share price high enough to satisfy the $1.00 per share minimum bid price requirement, although there can be no assurance that the trading price of Ritter common stock would be maintained at such level or that Ritter will be able to maintain the listing of Ritter common stock on The Nasdaq Capital Market.

Vote Required

The affirmative vote of holders of a majority of the shares of Ritter common stock outstanding on the Ritter Record Date for the Ritter special meeting is required for approval of Proposal No. 2. Abstentions ~~and broker non-votes~~ will have the same effect as votes “AGAINST” this proposal. Proposal No. 2 is a matter on which brokers are expected to have discretionary voting authority, and thus, we do not expect any broker non-votes with respect to this proposal.

GENERAL UPDATE

General Update With Respect To Ritter’s Continued Listing On The Nasdaq Capital Market

Ritter is providing the following general update to its Nasdaq continued listing status.

On May 11, 2020, Ritter announced that it had received written notice from Nasdaq that it has regained compliance with Nasdaq’s stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Ritter’s deadline to evidence compliance with Nasdaq’s minimum bid price requirement has been extended to July 9, 2020 as a result of Nasdaq’s recent decision to toll the compliance period for its minimum bid price requirement through at least June 30, 2020.

As noted elsewhere in this supplement, if Proposal No. 2 is approved and Proposal Nos. 1, 3 and/or 4 are not approved and the merger is not effected, the Ritter board of directors may choose to implement the Ritter Reverse Stock Split in order to maintain Ritter’s listing on The Nasdaq Capital Market.

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UPDATE TO QUESTIONS AND ANSWERS ABOUT THE MERGER AND

THE RITTER SPECIAL MEETING

The following provides brief answers to some of the more likely questions Ritter stockholders may have in connection with this supplement. This supplement may not contain all of the information that is important to you. We urge you to read both this supplement and the joint proxy and consent solicitation statement/prospectus carefully.

Q:	When and where is the special meeting of Ritter’s stockholders?

A:	The Ritter special meeting will be held at 9:00 a.m., Pacific time, on May 14, 2020. The Ritter special meeting will be held entirely via the Internet as a virtual meeting. Online access will begin at 8:45 a.m., Pacific time, and Ritter encourages its stockholders to access the meeting prior to the start time. For instructions on how to attend the Ritter special meeting online see “How can I vote and attend the Ritter special meeting of stockholders online” below.

Q:	How can I vote and attend the Ritter special meeting online?

A:

If your shares of Ritter common stock are registered directly in your name with Ritter’s transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card were sent directly to you by Ritter. If you are a stockholder of record, you may attend the Ritter special meeting and vote your shares online at the meeting. Even if you plan to attend the Ritter special meeting online, Ritter requests that you sign and return the proxy previously delivered to you to ensure that your shares will be represented at the Ritter special meeting if you become unable to attend.

If your shares of Ritter common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials were forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Ritter special meeting online. Because a beneficial owner is not the stockholder of record, you may not vote your shares at the Ritter special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Ritter special meeting.

The Ritter special meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast. You will be able to attend the Ritter special meeting and submit your questions during the meeting by attending virtually at www.virtualshareholdermeeting.com/RTTR2020. Ritter stockholders and proxy holders will be able to vote their shares online at the Ritter special meeting. To attend the Ritter special meeting online, you will need the control number included on the proxy card or voting instruction card that accompanied your proxy materials. The live webcast will begin promptly at 9:00 a.m., Pacific time. We encourage you to access the Ritter special meeting prior to the start time. Online check-in will begin at 8:45 a.m., Pacific time, and you should allow ample time for the check-in procedures.

Q:	How can I vote my shares without attending the special meeting?

A:	If you are a Ritter Stockholder of record, you may provide your proxy instructions in one of four different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via telephone or via the Internet by following the instructions on your proxy card or voting instruction form. Finally, you can vote your shares online at the Ritter special meeting; see “How can I vote and attend the Ritter special meeting online?” below. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Ritter special meeting.

Ritter Stockholders who hold shares of Ritter common stock through a bank, broker or other nominee may vote by the methods that their bank or broker makes available, in which case the bank or broker will include instructions with this joint proxy and consent solicitation statement/prospectus. If you wish to vote at the Ritter special meeting, you must obtain a legal proxy from your bank, broker or other nominee giving you the right to vote the shares at the Ritter special meeting.

Q:	May I change my vote after I have submitted a Ritter proxy or provided proxy instructions?

A:	Ritter Stockholders of record may change their vote at any time before their proxy is voted at the Ritter special meeting in one of three ways. First, a Ritter Stockholder of record may file with Ritter’s transfer agent a written notice of revocation. Second, a Ritter Stockholder of record may timely deliver a valid, later-dated proxy by telephone, on the Internet, or by mail. Third, a Ritter Stockholder of record may attend the Ritter special meeting and vote online at the meeting. Participation in the Ritter special meeting will not by itself revoke a previously granted proxy unless the Ritter Stockholder of record also votes at the Ritter special meeting.

If a stockholder who owns shares of Ritter common stock in “street name” has instructed a broker to vote its shares of Ritter common stock, the stockholder must follow directions received from its broker to change those instructions if the stockholder wishes to change the instructions.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This supplement and the joint proxy and consent solicitation statement/prospectus contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act, and Section 27A of the Securities Act) concerning Ritter, Qualigen, the proposed merger and other matters. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Ritter and Qualigen cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation those set forth in the section of the joint proxy and consent solicitation statement/prospectus entitled “Risk Factors” beginning on page 29 of this joint proxy and consent solicitation statement/prospectus. There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations and the prospects of Ritter, Qualigen or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this supplement and in the joint proxy and consent solicitation statement/prospectus are current only as of the date of such document. Ritter and Qualigen do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

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